UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

200 Town Centre Blvd.

Suite 408A

Markham, Ontario, Canada L3R 8G5

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement

On May 19, 2021, our indirect wholly owned subsidiary Visionary Education Services & Management Inc. (“VESM”) entered into an agreement to purchase two buildings with a total floor area of 433,000 square feet at 95-105 Moatfield Drive, North York, a Toronto suburb, which had been IBM’s Canada headquarters (the “Moatfield Drive Purchase Agreement”). We intend to convert the buildings into a campus center that we refer to as Visionary University Town. We expect to use the facility to house Max the Mutt College of Animation, Art and Design’s gaming and facility design programs and will have a capacity to provide teaching facilities for 12,000 to 15,000 international students in our educational programs. We may also lease portions of the facility to third party educational organizations with whom we may join in providing educational services.

As of June 10, 2022, VESM entered into the seventh amendment to the Moatfield Drive Purchase Agreement (the “Seventh Amendment”), which is appended hereto as Exhibit 10.1. Pursuant to the Seventh Amendment, VESM paid a seventh deposit of $0.8 million (C$1 million) on June 17, 2022, and VESM postponed the purchase of the two Moatfield Drive buildings to July 15, 2022. If VESM does not close the purchase of the Moatfied Drive buildings, it will be required to forfeit the deposit paid under the Seventh Amendment.

The foregoing summary of the Seventh Amendment is not complete and is qualified in its entirety by reference to the Seventh Amendment, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Resignation and Appointment of Executive Officers and Directors

On June 27, 2022, our Board of Directors accepted the resignation of Dr. Tom Traves as our Chief Executive Officer. Dr. Traves’s resignation was not the result of any dispute or disagreement with us or our Board on any matter relating to our operations, policies or practices Dr. Traves will remain as Chairman and a member of our Board.

On June 27, 2022, our Board accepted the resignation of Dr. Zaiyi Liao as our Chief Operating Officer. Dr. Liao’s resignation was not the result of any dispute or disagreement with us or our Board on any matter relating to our operations, policies or practices. Dr. Liao will remain as a member of our Board.

On June 27, 2022, Mr. You Bun (Ken) Chan resigned as a director of our Company. Mr. Chan’s decision to resign did not arise or result from any disagreement with us on any matter relating to our operations, policies or practices. We and our Board greatly appreciate Mr. Chan’s service and thank him for his contributions to our Company. The Board has appointed him as the Honorary Chairman of our Board.

Effective as of June 27, 2022, the Board appointed Mr. Guiping (David) Xu as our Chief Executive Officer and Chief Operating Officer. Mr. Xu has nearly thirty years of corporate management experience in the United States, Canada and China. Prior to joining our Company, he has served a number of senior management roles in both public and private companies. From November 2016 to June 2022, he was the Chief Executive Officer of Global Financial Group of Canada Limited, a management consulting company in Toronto, Canada. From September 2014 to November 2016, he was the Chief Financial Officer of Usum Investment Group, a company that was engaged in the business of private equity, investment, and capital management in Chongqing China. From May 2011 to September 2014, he was the President, Chief Executive Officer, and member of the board of directors of Sgoco Group (NASDAQ: SGOC), a company based in Beijing China that was engaged in developing its own brands and distribution in the Chinese flat panel display market. From July 2010 to May 2011, he was the Chief Financial Officer of China Maple Leaf Educational Systems Ltd. a company that was engaged in the business of K-12 private education in Dalian China. From May 2007 to July 2010, he was the Manager of Finance, Controller at Zurich Financial Services in Toronto Canada. Mr. Xu holds MBA from the University of Illinois at Chicago, a Bachelor of Arts in English and American Literature from Beijing Normal University, and he is a Certified Six Sigma Black Belt.

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The term of Mr. Xu’s employment is three years, and he will receive annual base compensation of $144,000 (C$180,000) plus a performance bonus and incentives. Mr. Xu will also be eligible to receive stock awards subject to any future stock option and incentive plan implemented by our Company.

Effective as of June 27, 2022, the Board elected Ms. Fan Zhou, our founder and majority shareholder, as a member of the Board, and appointed her as the Executive Director of Company. Ms. Zhou was our Chief Executive Officer from April 1, 2020 to October 31, 2020. Ms. Zhou served as a director from August 20, 2013 and as executive director from March 24, 2021 until December 15, 2021. Ms. Zhou has over 20 years of experience in international vocational education in Canada and China. In 2000, she became the director of China marketing at US Xintra International Computer Institute (“Xintra”) in Toronto, Canada. Between 2001 to 2004, she became the director of the China Branch of Xintra in Guangzhou, China, and later the chair of Guangzhou Xintra Computer Ltd. and the Principal of Guangzhou Xintra Computer Training School. From 2005 to 2019, she was the director for the International Financial Management Association, South China Chapter and the chair and chief executive officer of China Youth Lang Dun Education Culture and Technology in Toronto, Canada, From 2015 to 2019, she served as the marketing director for the Toronto E-School, now a subsidiary of our Company, to promote and market the program in China, and served as the director of the International Commercial Art Designer Association (“ICAD”) in Toronto, Canada, where she managed the program for ICAD certification. She is the executive chairman of the Canada-China Economic and Trade Development Policy Committee, the Chairman of the Board of Directors for the North American Chinese Culture and Education Exchange Promotion Association, and, since March 2020, the Chairman of the Board of Directors for the Canadian Youth Education Mutual Aid Association. Ms. Zhou is pursuing her doctorate (PhD Candidate) degree from Jinan University in China. We believe Ms. Zhou will make contributions to us in the areas of corporate strategies, financing, and potential mergers and acquisitions.

Ms. Zhou will receive annual base compensation of $80,000 (C$100,000).

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: June 29, 2022	By:
Guiping (David) Xu
Chief Executive Officer and Chief Operating Officer

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Seventh Amendment to Purchase Agreement made effective as of June 10, 2022, by and between GTA Office DMM Inc. and Visionary Education Services & Management Inc.

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